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                             July 6, 2021

       Jeffrey Tirman
       Chairman and Chief Executive Officer
       Abri SPAC I, Inc.
       9663 Santa Monica Blvd., No. 1091
       Beverly Hills, CA 90210

                                                        Re: Abri SPAC I, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 25,
2021
                                                            CIK No. 0001854583

       Dear Mr. Tirman:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Alex Weniger-Araujo